Exhibit 99.2

2020 Second Quarter Report

Contrarian. Innovative. Aligned.

Table of Contents

Letter to Shareholders	2

Management's Discussion and Analysis	3

Consolidated Financial Statements	25

Notes to the Consolidated Financial Statements	30

Dear Fellow Shareholders,

During the first half of 2020, we all grappled with the ongoing COVID-19 pandemic and the ensuing economic crisis. Governments and central banks responded with unprecedented fiscal and monetary stimulus, flooding the financial system with liquidity. The reaction in precious metals has been swift and dramatic, with gold setting a new all-time high on July 27, 2020. We believe we are in a powerful bull market for precious metals, and that the conditions for their outperformance continue to intensify.

During the second quarter of 2020, Sprott’s Assets Under Management (“AUM”) increased to $13.9 billion, up 29% from the end of the first quarter. The increase was driven by strong market value appreciation across our investment strategies, robust inflows into our bullion trusts, as well as new capital deployments in our resource lending business. Subsequent to the end of the second quarter, Sprott’s AUM has continued to increase as gold and silver prices have surged higher, while precious metals equities are delivering outstanding returns. As a result, Sprott’s AUM as of August 4, 2020 was $17 billion, an increase of 83% from December 31, 2019.

Our adjusted base EBITDA in the second quarter was $9.2 million, up 31% from the prior period. In the first six months of 2020, Adjusted Base EBITDA was $17.4 million, an increase of 25% over the same period last year.

During the first half of 2020, the primary drivers of our business were the acquisition of the Tocqueville gold strategies and the dramatic growth in our exchange listed products segment, which generated $1.7 billion in net sales and $1 billion in market value appreciation. Looking ahead, we expect our fee based businesses to continue to perform well in the second half of 2020. We also see attractive growth opportunities in our managed equities segment, where we have seen gold and silver producers decisively breakout in recent weeks. Despite the excellent performance of our equity strategies, generalist and retail investors have not yet begun to meaningfully increase their dedicated allocations to the sector. History has taught us that when a significant rotation into mining equities does occur, it will have an add-on impact to valuations in the sector.

Our resource lending, institutional client and brokerage businesses are all performing well in the current environment, and building more valuable platforms over time. Our lending and direct resource investments teams have successfully originated a large number of promising deployment opportunities, which should drive AUM growth going forward. The US portion of our brokerage segment is in the process of pivoting their clients towards fee-based accounts, which should improve the financial profile of our assets in that segment.

In my 10 years as Chief Executive Officer of Sprott, I have never witnessed a more favorable macro outlook for precious metal investments. In our view, the central banks have painted themselves into a corner, leaving no option other than artificially low interest rates, debt monetization and, ultimately, currency debasement. Together, all of these factors have contributed to an extremely favorable macro outlook for precious metal investments. While we wish the circumstances were different, we are pleased that our clients and shareholders are now being rewarded for their foresight in allocating a portion of their wealth to precious metals investments.

Our mission is to be the world’s leader in precious metals investment management and we remain committed to driving strong asset growth and profitability, while delivering outstanding investment results to our clients.

Thank you for your continued support. We will continue to operate safely in protecting and enhancing your investments during these uncertain times, and will keep you updated as we progress to a healthier future.

Peter Grosskopf

Chief Executive Officer

2

Management's Discussion and Analysis

Three and six months ended June 30, 2020

3

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Highlights and Growth Initiatives" section and "Outlook" subsection, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) being in a powerful bull market for precious metals, and the belief that the conditions for their outperformance continue to intensify; (ii) expectation that our fee based businesses will continue to perform well in the second half of 2020; (iii) lending and direct resource investments teams have successfully originated a large number of promising deployment opportunities, which should drive AUM growth growing forward; (iv) the US portion of our brokerage segment is in the process of pivoting their clients towards fee-based accounts, which should improve the financial profile of our assets in that segment; (v) expectations regarding an increasingly constructive gold and silver pricing environment; (vi) expectations of a materially higher year-over-year increase in earnings in the Managed Equities segment; (vii) expectations regarding deployment of capital called into our lending LPs; (viii) anticipation of higher year-over-year performance in the Brokerage segment; (ix) anticipation of higher year-over-year operating costs (primarily relating to higher SG&A on increased U.S. operating activities) and lower EBITDA contribution from non-reportable segments; (x) expectation of the effects of COVID-19, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets; and (xi) the declaration, payment and designation of dividends.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2020; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward- Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A of financial condition and results of operations, dated August 6, 2020, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at June 30, 2020, compared with December 31, 2019, and the consolidated results of operations for the three and six months ended June 30, 2020, compared with the three and six months ended June 30, 2019. The Board of Directors approved this MD&A on August 6, 2020. All note references in this MD&A are to the notes to the Company's June 30, 2020 unaudited interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency has switched to US dollars effective January 1, 2020, with the prior period figures restated accordingly. We believe the US dollar better reflects the Company’s consolidated financial position and results of operations given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of the Tocqueville Asset Management gold strategies acquisition (the "Acquisition"). Accordingly, all dollar references in this MD&A are in US dollars, unless otherwise specified. The use of the term "prior period" refers to the three and six months ended June 30, 2019.

4

KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators are discussed below:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net Inflows

Net Inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net Sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (NOTE: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net Fees

Management fees (net of trailer and sub-advisor fees) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise primarily from the transaction based service offerings of our brokerage segment.

Compensation

Compensation excludes commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

5

EBITDA, Adjusted EBITDA, Adjusted base EBITDA and Operating margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019

Net income for the periods	10,492	1,581	11,554	4,428
Adjustments:
Interest expense	350	226	586	470
Provision (recovery) for income taxes	1,645	(339)	3,510	320
Depreciation and amortization	1,049	819	2,037	1,648
EBITDA	13,536	2,287	17,687	6,866

Other adjustments:
(Gains) losses on investments (1)	(8,142)	288	(3,790)	233
Non-cash stock-based compensation	559	756	657	2,003
Other expenses (2)	3,251	3,701	2,837	4,848
Adjusted EBITDA	9,204	7,032	17,391	13,950

Other adjustments:
Carried interest and performance fees	—	—	—	—
Carried interest and performance fee related expenses	—	—	—	—
Adjusted base EBITDA	9,204	7,032	17,391	13,950
Operating margin (3)	49%	39%	46%	39%

(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)	See Other expenses in Note 6 of the interim financial statements. In addition to the items outlined in Note 6, Other expenses also includes severance and new hire accruals of $0.4 million for the 3 months ended (3 months ended June 30, 2019 - $0.7 million) and $1 million for the 6 months ended (6 months ended June 30, 2019 - $0.8 million).

(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization, and excluding income related to legacy balance sheet loans. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

6

BUSINESS OVERVIEW

Our reportable operating segments are as follows:

Exchange Listed Products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Managed Equities

•	The Company's alternative investment strategies (open-end, closed-end) managed in-house and on a sub-advised basis.

Lending

•	The Company's lending activities primarily occur through limited partnership vehicles ("lending LPs").

Brokerage

•	The Company's regulated broker-dealer activities (primarily equity origination, corporate advisory, sales and trading activities), in the U.S. and Canada.

Corporate

•	Provides the Company's various operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 12 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

7

BUSINESS HIGHLIGHTS AND GROWTH INITIATIVES

Investment Performance

Market value appreciation was $2.5 billion during the quarter and $1.6 billion on a year-to-date basis. Strong precious metals prices and equity market valuations this quarter more than offset the unrealized losses encountered in the first quarter.

Other Matters

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in this MD&A for periods before May 28, 2020 reflect retrospective treatment of this share consolidation.

On June 29, 2020, the Company began trading on the New York Stock Exchange ("NYSE") under the ticker symbol "SII".

8

OUTLOOK

Exchange Listed Products

We expect this segment to continue benefiting from an increasingly constructive gold and silver pricing environment in 2020 as more than 99% of this segment’s AUM is directly or indirectly impacted by gold and silver price changes, net of redemptions.

Managed Equities

The Acquisition that closed on January 17, 2020 was highly accretive to operating margins. We expect the result of this to be a materially higher year-over-year increase in earnings.

Lending

•	This segment’s revenues are generated primarily from two sources: management fees and co-investment income (included in finance income).

•	Our lending strategies had $893 million in AUM at the end of the second quarter, earning a blended net management fee rate of approximately 1.01%. We expect capital calls (net of capital distributions) in 2020 to be in the range of $100 million to $200 million, based on our lending team's current view of the loan market and their expectations of possible repayments.

Brokerage

Given the stronger than anticipated operating environment in the first half of the year, and our expectation that this will continue in the second half of the year, we now anticipate higher year-over-year performance in this segment.

Corporate & Other Non-reportable Segments

We anticipate higher year-over-year operating costs (primarily relating to higher SG&A on increased U.S. operating activities) and lower EBITDA contribution from non-reportable segments (see “Elimination and all other segments” column of the segment table in Note 12 of the interim financial statements).

COVID-19

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

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SUMMARY FINANCIAL INFORMATION

(In thousands $)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
SUMMARY INCOME STATEMENT
Management fees	15,825	15,125	10,685	10,577	9,962	10,195	9,979	10,498
Carried interest and performance fees	—	—	1,811	—	—	—	—	—
less: Trailer and sub-advisor fees	326	154	966	50	67	—	29	34
less: Carried interest and performance fee payouts	—	—	86	—	—	—	—	—
Net Fees	15,499	14,971	11,444	10,527	9,895	10,195	9,950	10,464
Commissions	6,133	5,179	6,599	6,056	3,293	3,315	4,855	3,499
less: Commission expense	2,377	1,870	2,658	2,654	1,356	1,386	2,047	1,872
Net Commissions	3,756	3,309	3,941	3,402	1,937	1,929	2,808	1,627
Finance income (1)	656	914	2,481	2,561	3,435	2,946	3,213	3,691
Gains (losses) on investments	8,142	(4,352)	(1,252)	600	(408)	5	5,238	(3,761)
Other income (loss)	285	113	623	91	93	77	173	209
Total Net Revenues	28,338	14,955	17,237	17,181	14,952	15,152	21,382	12,230

Compensation (2)	8,256	7,588	7,368	6,892	5,457	6,306	8,450	6,248
Compensation - severance and new hire accruals	358	667	157	168	650	109	29	275
Placement and referral fees	246	86	434	114	251	58	279	171
Selling, general and administrative	3,049	3,544	2,986	3,175	3,256	3,062	3,157	2,604
Interest expense	350	236	269	297	226	244	236	20
Amortization and impairment charges	1,049	988	1,254	893	819	829	453	350
Other expenses	2,893	(1,081)	2,376	(167)	3,051	1,038	(1,225)	1,024
Total Expenses	16,201	12,028	14,844	11,372	13,710	11,646	11,379	10,692

Net Income	10,492	1,062	1,445	4,336	1,581	2,847	7,442	1,511
Net Income per share (3)	0.43	0.04	0.06	0.18	0.06	0.12	0.31	0.06
Adjusted base EBITDA	9,204	8,187	7,441	7,612	7,032	6,918	7,639	7,426
Adjusted base EBITDA per share (3)	0.38	0.33	0.31	0.31	0.29	0.28	0.32	0.31
Operating margin	49%	43%	38%	36%	39%	39%	38%	36%

SUMMARY BALANCE SHEET
Total Assets	338,931	318,318	324,943	325,442	338,530	332,504	313,895	310,055
Total Liabilities	70,818	65,945	53,313	51,774	68,008	54,009	40,386	28,185

Total AUM	13,893,039	10,734,831	9,252,515	8,548,982	8,103,723	7,909,488	7,756,582	7,776,062
Average AUM	13,216,415	11,007,781	8,932,651	8,608,001	7,898,334	7,887,089	7,599,173	7,964,464

(1)	Finance income includes: (1) interest income from on-balance sheet loans and brokerage client accounts; (2) co-investment income from lending LP units; and (3) ancillary income earned directly or indirectly from lending activities.

(2)	See 'Compensation' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(3)	Per share amounts for periods before May 28 reflect retrospective treatment of the 10:1 share consolidation.

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SUMMARY MANAGEMENT FEE BREAKDOWN

Below is a detailed list of management fee rates on our fund products as at June 30, 2020 (in millions $):

FUND	AUM	BLENDED NET MANAGEMENT FEE RATE	CARRIED INTEREST & PERFORMANCE FEE CRITERIA

Exchange Listed Products
Sprott Physical Gold Trust	4,100	0.35%	N/A (1)
Sprott Physical Gold and Silver Trust	3,562	0.40%	N/A (1)
Sprott Physical Silver Trust	1,425	0.45%	N/A (1)
Sprott Gold Miner's ETF	255	0.35%	N/A (1)
Sprott Physical Platinum & Palladium Trust	94	0.50%	N/A (1)
Sprott Jr. Gold Miner's ETF	73	0.35%	N/A (1)
Total	9,509	0.39%

Managed Equities: Precious Metals Strategies
Sprott Gold Equity Fund	1,203	0.75%	N/A
Institutional Accounts	342	0.55%	0-20% of all net profits in excess of the HWM
Bullion Funds (2)	201	0.28%	N/A
Fixed Term Limited Partnerships	200	1.70%	15-30% over preferred return
Corporate Class Funds (2)	165	0.71%	5% excess over applicable benchmark indices
Gold and Precious Minerals Fund (2)	120	1.00%	5% excess over applicable benchmark indices
Sprott Hathaway Special Situations Fund	48	1.50%	20% of net profits over preferred return
Total	2,279	0.79%

Managed Equities: Other
Sprott U.S. Value Strategies	202	1.00%	N/A
Flow-through LPs (2)	61	0.70%	10% of all net profits in excess of the HWM
Legacy Managed Accounts (3)	14	1.00%	N/A
Total	277	0.93%

Lending
Sprott private resource lending LPs	893	1.01%	15-70% of net profits over preferred return

Other
Managed Companies (4)	600	0.50%	20% of net profits over preferred return
Separately Managed Accounts (5)	335	0.61%	20% of net profits over preferred return
Total	935	0.54%

Total AUM	13,893	0.52%

(1) Exchange listed products do not generate performance fees, however the management fees they generate are closely correlated to precious metals prices.
(2) Management fee rate represents the net amount received by the Company.
(3) Institutional managed accounts.
(4) Includes Sprott Korea Corp.
(5) Includes our private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.

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RESULTS OF OPERATIONS

AUM SUMMARY

AUM was $13.9 billion as at June 30, 2020, up $3.2 billion (29%) from March 31, 2020 and up $4.6 billion (50%) from December 31, 2019. On a three and six months ended basis, we benefited from strong market value appreciation across most of our fund products. We also benefited from strong inflows in our physical trusts that more than offset the anticipated redemption experience in our precious metals strategies post-Acquisition (the Acquisition added $1.7 billion of AUM at time of closing). We also benefited from new capital calls (net of distributions) and commitment fee earning assets being added to our lending platform. Subsequent to the quarter end, total AUM was $17 billion as at August 4, 2020 primarily due to a combination of market value appreciation across most fund products and continued strong inflows into our physical trusts.

3 months results

(In millions $)	AUM Mar. 31, 2020	Net Inflows (1)	Market Value Changes	Other (2)	AUM Jun. 30, 2020
Exchange Listed Products
- Physical Trusts	6,798	1,187	1,196	—	9,181
- ETFs	187	28	113	—	328
	6,985	1,215	1,309	—	9,509

Managed Equities
- Precious Metals Strategies	1,919	(562)	922	—	2,279
- Other	209	1	67	—	277
	2,128	(561)	989	—	2,556

Lending	839	86	11	(43)	893	(3)

Other	783	6	146	—	935

Total	10,735	746	2,455	(43)	13,893

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

6 months results

(In millions $)	AUM Dec. 31, 2019	Net Inflows (1)	Market Value Changes	Other (2)	AUM Jun. 30, 2020
Exchange Listed Products
- Physical Trusts	6,579	1,661	941	—	9,181
- ETFs	252	19	57	—	328
	6,831	1,680	998	—	9,509

Managed Equities
- Precious Metals Strategies	601	(592)	529	1,741	2,279
- Other	350	(3)	(70)	—	277
	951	(595)	459	1,741	2,556

Lending	783	149	5	(44)	893	(3)

Other	688	139	108	—	935

Total	9,253	1,373	1,570	1,697	13,893

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

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KEY REVENUE LINES

Management fees were $15.8 million in the quarter, up $5.9 million (59%) from the prior period and were $31 million on a year-to-date basis, up $10.8 million (54%). Net fees were $15.5 million in the quarter, up $5.6 million (57%) from the prior period and were $30.5 million on a year-to-date basis, up $10.4 million (52%). The increase in the quarter and on a year-to-date basis was due to the Acquisition in our managed equities segment and strong net inflows in our exchange listed products segment. We also benefited from higher fees in our lending segment as we continue to grow AUM in this area.

Commission revenues were $6.1 million in the quarter, up $2.8 million (86%) from the prior period and were $11.3 million on a year-to-date basis, up $4.7 million (71%). Net Commissions were $3.8 million in the quarter, up $1.8 million (94%) from the prior period and were $7.1 million on a year-to-date basis, up $3.2 million (83%). The increase in the quarter and on a year-to-date basis was due to improved equity origination, sales and trading activities in our brokerage segment.

Finance Income was $0.7 million in the quarter, down $2.8 million (81%) from the prior period and was $1.6 million on a year-to-date basis, down $4.8 million (75%). Finance income primarily includes interest income from legacy loans, interest income from our co-investments in LP units and other ancillary income earned directly or indirectly from lending activities. Lower finance income in the quarter and on a year-to-date basis was primarily due to the repayment of legacy balance sheet loans and higher capital distribution levels in our lending LPs in 2019.

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KEY EXPENSE LINES

Compensation was $8.3 million in the quarter, up $2.8 million (51%) from the prior period and was $15.8 million on a year-to-date basis, up $4.1 million (35%). The increase in the quarter and on a year-to-date basis was primarily due to higher salaries from new hires related to the Acquisition and higher AIP on increased revenues and earnings across the Company. These increases were partially offset by lower LTIP amortization on a year-to-date basis.

SG&A was $3 million in the quarter, down $0.2 million (6%) from the prior period and was $6.6 million on a year-to-date basis, up $0.3 million (4%). The decrease on a three months ended basis was the result of lower marketing and sales costs relating to travel restrictions due to COVID-19. The increase on a year-to-date basis was largely from the expansion of our managed equities segment related to the Acquisition.

EARNINGS

Net income was $10.5 million in the quarter, up $8.9 million from the prior period and was $11.6 million on a year-to-date basis, up $7.1 million. Adjusted base EBITDA was $9.2 million in the quarter, up $2.2 million (31%) from the the prior period and was $17.4 million on a year-to-date basis, up $3.4 million (25%).

During the quarter and on a year-to-date basis, Adjusted base EBITDA benefited from increased fees due to strong inflows and precious metals price appreciation in our exchange listed products segment and from the Acquisition in our managed equities segment. We also benefited from increased commission revenues in our brokerage segment. These increases were partially offset by lower finance income in our lending segment. Net income was higher than Adjusted base EBITDA as it was positively impacted by unrealized gains across our investments.

ADDITIONAL REVENUES AND EXPENSES

Investments gains were mainly due to unrealized market value appreciation of certain equity holdings and co-investments.

Other income was nominal for the quarter and on a year-to-date basis. Interest expense, placement and referral fees were largely flat year-over-year.

Amortization of intangibles was flat for the quarter and on a year-to-date basis. Amortization of property and equipment was higher in the quarter and on a year-to-date basis mainly due to increased depreciation expense related to a new lease attributable to the Acquisition.

Other expenses were lower primarily due to lower transaction costs and FX translation fluctuations.

BALANCE SHEET

Total Assets were $338.9 million, up $14 million (4%) from December 31, 2019. The increase was primarily due to the increase in intangible assets related to the Acquisition.

Total Liabilities were $70.8 million, up $17.5 million (33%) from December 31, 2019. The increase was primarily due to the accrual of earn-out contingent consideration related to the Acquisition.

Total Shareholder's Equity was $268.1 million, down $3.5 million (1%) from December 31, 2019.

14

REPORTABLE OPERATING SEGMENTS

Exchange Listed Products

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
SUMMARY INCOME STATEMENT
Management fees	8,141	5,713	15,013	11,465
Other income (loss)	3	—	8	—
Total Revenues	8,144	5,713	15,021	11,465

Compensation	1,229	871	2,233	1,661
Selling, general and administrative	606	771	1,213	1,448
Interest expense	82	163	198	369
Amortization and impairment charges	228	236	461	475
Other expenses	370	242	(656)	510
Total Expenses	2,515	2,283	3,449	4,463

Income before income taxes	5,629	3,430	11,572	7,002
Adjusted base EBITDA	6,388	4,134	11,670	8,419
Operating margin	77%	71%	76%	73%

Total AUM	9,508,553	5,990,341	9,508,553	5,990,341
Average AUM	8,882,678	5,833,042	7,976,054	5,865,260

3 and 6 months ended

Income before income taxes was $5.6 million in the quarter, up $2.2 million (64%) from the prior period and was $11.6 million on a year-to-date basis, up $4.6 million (65%). Adjusted base EBITDA was $6.4 million in the quarter, up $2.3 million (55%) from the prior period and was $11.7 million on a year-to-date basis, up $3.3 million (39%). Our three and six months ended results benefited from higher average AUM given strong inflows and market value appreciation which more than offset higher compensation.

15

Managed Equities

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
SUMMARY INCOME STATEMENT
Management fees	4,598	1,999	8,779	3,818
less: Trailer and sub-advisor fees	360	99	546	130
Net Fees	4,238	1,900	8,233	3,688
Gains (losses) on investments	6,544	1,026	3,844	1,480
Other income (loss)	285	69	356	176
Total Net Revenues	11,067	2,995	12,433	5,344

Compensation	2,115	939	3,579	2,581
Selling, general and administrative	382	318	1,029	746
Interest expense	232	—	314	—
Amortization and impairment charges	51	54	101	109
Other expenses	372	202	(775)	150
Total Expenses	3,152	1,513	4,248	3,586

Income before income taxes	7,915	1,482	8,185	1,758
Adjusted base EBITDA	2,280	789	4,333	1,477
Operating margin	49%	37%	49%	35%

Total AUM	2,555,648	820,228	2,555,648	820,228
Average AUM	2,587,497	808,914	2,494,446	817,680

3 and 6 months ended

Income before income taxes was $7.9 million in the quarter, up $6.4 million from the prior period and was $8.2 million on a year-to-date basis, up $6.4 million. Adjusted base EBITDA was $2.3 million in the quarter, up $1.5 million from the prior period and was $4.3 million on a year-to-date basis, up $2.9 million. On a three and six months ended basis, Adjusted base EBITDA benefited from increased management fees from the Acquisition, partially offset by higher compensation and SG&A. Additionally, income before taxes also benefited from market value appreciation of our co-investments.

16

Lending

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
SUMMARY INCOME STATEMENT
Management fees	2,047	1,218	4,947	2,832
Finance income (1)	652	3,007	1,452	5,496
Gains (losses) on investments	(1,011)	(463)	426	(1,539)
Other income (loss)	37	6	75	14
Total Revenues	1,725	3,768	6,900	6,803

Compensation	1,461	1,320	3,031	2,342
Placement and referral fees	20	15	28	21
Selling, general and administrative	181	287	375	376
Interest expense	3	26	6	26
Amortization and impairment charges	26	26	52	53
Other expenses	1,054	617	(1,270)	1,107
Total Expenses	2,745	2,291	2,222	3,925

Income (loss) before income taxes	(1,020)	1,477	4,678	2,878
Adjusted base EBITDA	1,289	2,865	3,327	5,907
Operating margin	50%	55%	56%	59%

Total AUM (2)	893,463	482,534	893,463	482,534
Average AUM	867,645	527,833	835,358	476,062

(1) Includes: (1) co-investment income from lending LP units held as part of our co-investment portfolio; and (2) interest income from on-balance sheet loans in the prior period.

(2) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

3 months ended

Income (loss) before income taxes was ($1 million) in the quarter, down $2.5 million from the prior period. Adjusted base EBITDA was $1.3 million in the quarter, down $1.6 million (55%) from the prior period. Adjusted base EBITDA was primarily impacted by lower finance income on higher capital distribution levels in 2019 and the full repayment of legacy loans in the third quarter of 2019. Lower finance income more than offset increased management fees in the period. Additionally, income (loss) before income taxes was further impacted by unrealized market value depreciation of co-investments and FX translation losses in the current period.

6 months ended

Income before income taxes was $4.7 million on a year-to-date basis, up $1.8 million (63%) from the prior period. Adjusted base EBITDA was $3.3 million on a year-to-date basis, down $2.6 million (44%) from the prior period. Adjusted base EBITDA was primarily impacted by lower finance income which more than offset increased management fees in the period. However, income before income taxes benefited from unrealized market value appreciation of co-investments and FX translation gains on a year-to-date basis.

17

Brokerage

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
SUMMARY INCOME STATEMENT
Commissions	5,854	3,261	10,625	6,499
less: Commission expense	2,377	1,346	4,247	2,747
Net Commissions	3,477	1,915	6,378	3,752
Management fees	325	315	725	595
Finance income	4	428	118	885
Gains (losses) on investments	1,369	(160)	1,152	63
Other income	47	22	75	38
Total Net Revenues	5,222	2,520	8,448	5,333

Compensation (1)	1,333	1,640	3,034	3,450
Placement and referral fees	161	188	161	232
Selling, general and administrative	977	1,197	2,163	2,316
Interest expense	11	15	23	31
Amortization and impairment charges	128	78	258	218
Other expenses	71	(12)	108	(45)
Total Expenses	2,681	3,106	5,747	6,202

Income (loss) before income taxes	2,541	(586)	2,701	(869)
Adjusted base EBITDA	1,547	174	2,500	176
Operating margin	47%	4%	34%	(1)%

(1) Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 6 months ended

Income before income taxes was $2.5 million in the quarter, up $3.1 million from the prior period and was $2.7 million on a year-to-date basis, up $3.6 million. Adjusted base EBITDA was $1.5 million in the quarter, up $1.4 million from the prior period and was $2.5 million on a year-to-date basis, up $2.3 million. On a three and six months ended basis, Adjusted base EBITDA benefited from improved equity origination, sales and trading activities. Additionally, income before income taxes also benefited from market value appreciation of our equity kickers.

18

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
SUMMARY INCOME STATEMENT
Gains (losses) on investments	1,341	(413)	(873)	(616)
Other income (loss)	29	9	41	22
Total Revenues	1,370	(404)	(832)	(594)

Compensation	2,289	1,586	4,441	2,253
Selling, general and administrative	529	623	1,104	1,227
Interest expense	22	22	45	44
Amortization and impairment charges	609	416	1,152	779
Other expenses	412	(84)	900	91
Total Expenses	3,861	2,563	7,642	4,394

Income (loss) before income taxes	(2,491)	(2,967)	(8,474)	(4,988)
Adjusted base EBITDA	(2,612)	(2,229)	(5,167)	(3,501)

3 and 6 months ended

•	Net investments gains and losses were due to market value fluctuations of certain equity holdings.

•	Compensation increased primarily due to the Acquisition and higher AIP accruals on increased revenue and earnings generation.

•	SG&A decreased in the quarter due to our ongoing multi-year cost containment program.

•	Higher amortization was due to increased depreciation expense due to a new lease.

•	Other expenses was primarily due to FX translation movements (CAD-to-USD).

19

Dividends

The following dividends were declared by the Company during the six months ended June 30, 2020:

Record date	Payment Date	Cash dividend per share (CAD $) (1)	Total dividend amount (in thousands $)
March 9, 2020 - Regular Dividend Q4 2019	March 24, 2020	0.30	5,387
May 19, 2020 - Regular Dividend Q1 2020	June 3, 2020	0.30	5,560
Dividends (2)			10,947

(1)	Dividends per share in this MD&A for periods before May 28 reflect retrospective treatment of the 10:1 share consolidation.

(2)	Subsequent to quarter-end, on August 6, 2020, a regular dividend of US$0.23 per common share was declared for the quarter ended June 30, 2020. This dividend is payable on September 1, 2020 to shareholders of record at the close of business on August 17, 2020.

Capital Stock

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in this MD&A for periods before May 28 reflect retrospective treatment of this share consolidation.

Including the 1 million unvested common shares currently held in the EPSP Trust (December 31, 2019 - 0.9 million), total capital stock issued and outstanding was 25.5 million (December 31, 2019 - 25.3 million).

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.43 for the quarter and $0.47 on a year-to-date basis compared to $0.06 and $0.18 in the prior periods respectively. Diluted earnings per share was $0.41 in the quarter and $0.45 on a year-to-date basis compared to $0.06 and $0.17 in the prior periods respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 177,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

20

Liquidity and Capital Resources

As at June 30, 2020, the Company had $17.9 million (December 31, 2019 - $15.3 million) outstanding on its credit facility, $3.7 million of which is due within 12 months and $14.2 million is due after 12 months (December 31, 2019 - $3.8 million and $11.5 million respectively).

The Company has a 5 year, CAD$90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a CAD$25 million term loan and a CAD$65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In 2019, the Company drew CAD$25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at June 30, 2020, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, CAD$65 million revolver with "bullet maturity" December 31, 2022

•	5-year, CAD$25 million term loan with 5% of principal amortizing quarterly, with the remaining balance maturing on December 31, 2022

Interest Rate

•	Prime rate + 0 bps or;

•	Banker Acceptance Rate + 170 bps

Covenant Terms

•	Minimum AUM: CAD$8.2 billion

•	Debt to EBITDA less than 2.5:1

•	EBITDA to interest expense more than 2.5:1

Commitments

Besides the Company's long-term lease agreements, there are commitments to make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at June 30, 2020, the Company had $4.2 million in co-investment commitments from the lending segment (December 31, 2019 - $6.6 million).

21

Significant Accounting Judgments, Estimates and Changes in Accounting Policies

The interim financial statements have been prepared in accordance with IFRS standards in effect as at June 30, 2020, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment, make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2019 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2020.

Change in presentation currency

Effective January 1, 2020, the Company changed its presentation currency from Canadian to US dollars to better reflect the Company's business activities, given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of the Acquisition.

The Company followed the guidance of IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") and have applied the change retroactively. As a result, the Company has restated prior year comparatives, including the January 1 opening balance sheet as required by IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"). The change in presentation currency had the following effect:

•	Assets and liabilities have been translated at the exchange rate on the respective reporting dates;

•	Equity transactions have been translated at the historical exchange rate at the date of the transaction;

•	The statements of operations has been translated at the average exchange rate on the respective reporting dates;

•	Exchange differences arising on translation are presented in the Accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

Contingent consideration

The Acquisition necessitated the recognition of contingent consideration for the amounts payable in cash and shares under the terms of the purchase agreement. The cash settled portion of the contingent consideration has been measured at the closing date fair value, based on management’s estimate of the level of future revenue obtained from the contracts over the contingent consideration measurement period. The equity settled portion of the contingent consideration has been measured at its grant date fair value in accordance with the requirements of IFRS 2 Share-based Payment. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions. As at June 30, 2020, there was no change to the estimate of the contingent consideration.

22

Managing Risk: Financial

COVID-19 risk

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. dollar and Canadian dollar. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

23

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a CAD$90 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Consistent with National Instrument 52-109, the Company's CEO and CFO evaluate quarterly the DC&P and ICFR. As at June 30, 2020, the Company's CEO and CFO concluded that the Company's DC&P and ICFR were properly designed and were operating effectively. In addition, there were no material changes to ICFR during the quarter, and the implementation of our business continuity plan as a result of COVID-19 has not prevented the normal function of our internal controls.

Managing Risk: Non-financial

For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

24

Consolidated Financial Statements

Three and six months ended June 30, 2020

25

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As at		Jun. 30	Dec. 31	Jan. 1
(In thousands of US dollars)		2020	2019	2019

Assets			(Note 2)	(Note 2)
Current
Cash and cash equivalents		40,287	54,748	34,637
Fees receivable		7,850	8,682	6,330
Loans receivable		—	—	11,197
Short-term investments	(Notes 3 & 9)	15,432	17,495	19,580
Other assets	(Note 6)	9,941	12,980	7,893
Income taxes recoverable		1,573	1,439	1,744
Total current assets		75,083	95,344	81,381

Loans receivable		—	—	15,207
Co-investments	(Note 4 & 9)	61,640	55,595	56,894
Other assets	(Note 6 & 9)	18,645	20,276	19,175
Property and equipment, net		15,974	16,230	16,392
Intangible assets	(Note 5)	145,950	114,078	108,726
Goodwill	(Note 5)	19,149	19,149	19,149
Deferred income taxes	(Note 8)	2,490	4,271	4,322
		263,848	229,599	239,865
Total assets		338,931	324,943	321,246

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities		31,285	23,618	32,106
Compensation payable		6,092	6,912	6,939
Obligations related to securities sold short		—	—	187
Loan facility	(Note 13)	3,657	3,829	—
Income taxes payable		1,402	807	445
Total current liabilities		42,436	35,166	39,677
Other accrued liabilities		10,320	4,247	5,769
Loan facility	(Note 13)	14,249	11,486	—
Deferred income taxes	(Note 8)	3,813	2,414	2,291
Total liabilities		70,818	53,313	47,737

Shareholders' equity
Capital stock	(Note 7)	412,589	407,900	407,775
Contributed surplus	(Note 7)	45,542	43,160	42,964
Deficit		(107,615)	(108,222)	(95,422)
Accumulated other comprehensive loss		(82,403)	(71,208)	(81,808)
Total shareholders' equity		268,113	271,630	273,509
Total liabilities and shareholders' equity		338,931	324,943	321,246

Commitments and provisions	(Note 14)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"	"Sharon Ranson, FCPA, FCA"
Director	Director

26

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended		For the six months ended

		Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In thousands of US dollars, except for per share amounts)		2020	2019	2020	2019

			(Note 2)		(Note 2)
Revenues
Management fees		15,825	9,962	30,950	20,157
Commissions		6,133	3,293	11,312	6,608
Finance income		656	3,435	1,570	6,381
Gain (loss) on investments	(Note 3 & 4)	8,142	(408)	3,790	(403)
Other income	(Note 6)	285	93	398	170
Total revenue		31,041	16,375	48,020	32,913

Expenses
Compensation		10,124	6,665	19,694	12,767
Stock-based compensation	(Note 7)	867	798	1,422	2,497
Trailer and sub-advisor fees		326	67	480	67
Placement and referral fees		246	251	332	309
Selling, general and administrative		3,049	3,256	6,593	6,318
Interest expense		350	226	586	470
Amortization of intangibles	(Note 5)	211	217	426	437
Amortization of property and equipment		838	602	1,611	1,211
Other expenses	(Note 6)	2,893	3,051	1,812	4,089
Total expenses		18,904	15,133	32,956	28,165
Income before income taxes for the period		12,137	1,242	15,064	4,748
Provision (recovery) for income taxes	(Note 8)	1,645	(339)	3,510	320
Net income for the period		10,492	1,581	11,554	4,428
Basic earnings per share (1)	(Note 7)	$0.43	$0.06	$0.47	$0.18
Diluted earnings per share (1)	(Note 7)	$0.41	$0.06	$0.45	$0.17

Net income for the period		10,492	1,581	11,554	4,428
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)		7,501	(1,036)	(11,195)	3,986
Total other comprehensive income (loss)		7,501	(1,036)	(11,195)	3,986
Comprehensive income		17,993	545	359	8,414

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

27

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands of US dollars, other than number of shares)		Number of Shares Outstanding (1)	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity

At Dec. 31, 2019		24,417,639	407,900	43,160	(108,222)	(71,208)	271,630
Shares acquired for equity incentive plan	(Note 7)	(122,304)	(2,274)	—	—	—	(2,274)
Issuance of share capital on purchase of management contracts	(Note 7)	104,720	2,500		—	—	2,500
Share-based contingent consideration related to the Acquisition	(Note 7)	—	—	4,879	—	—	4,879
Shares released on vesting of equity incentive plan	(Note 7)	10,084	288	(288)	—	—	—
Issuance of share capital on exercise of stock options	(Note 7)	150,000	5,159	(2,655)			2,504
Shares acquired and canceled under normal course issuer bid	(Note 7)	(112,343)	(2,024)	—	—	—	(2,024)
Foreign currency translation gain (loss) on foreign operations		—	—	—	—	(11,195)	(11,195)
Stock-based compensation	(Note 7)	—	—	1,422	—	—	1,422
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	50,879	976	(976)	—	—	—
Dividends declared	(Note 10)	3,119	64	—	(10,947)	—	(10,883)
Net income		—	—	—	11,554	—	11,554
Balance, Jun. 30, 2020		24,501,794	412,589	45,542	(107,615)	(82,403)	268,113

At Dec. 31, 2018	(Note 2)	24,306,233	407,775	42,964	(95,422)	(81,808)	273,509
Shares acquired for equity incentive plan		(16,226)	(378)	—	—	—	(378)
Shares released on vesting of equity incentive plan		60,646	1,146	(1,146)	—	—	—
Foreign currency translation gain (loss) on foreign operations		—	—	—	—	3,986	3,986
Stock-based compensation		—	—	2,497	—	—	2,497
Issuance of share capital on conversion of RSUs and other share based considerations		47,603	817	588	—	—	1,405
Dividends declared		3,089	72	—	(11,400)	—	(11,328)
Net income		—	—	—	4,428	—	4,428
Balance, Jun. 30, 2019	(Note 2)	24,401,345	409,432	44,903	(102,394)	(77,822)	274,119

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

28

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended

	Jun. 30	Jun. 30
(In thousands of US dollars)	2020	2019

Operating Activities		(Note 2)
Net income for the period	11,554	4,428
Add (deduct) non-cash items:
Loss (gain) on net proprietary investments	(3,790)	403
Stock-based compensation	1,422	2,497
Amortization of property, equipment and intangible assets	2,037	1,648
Deferred income tax expense	3,131	233
Current income tax expense	379	87
Other items	(932)	(1,010)
Income taxes paid	—	(1,573)
Changes in:
Fees receivable	832	(16)
Loans receivable	—	2,478
Other assets	4,670	(1,220)
Accounts payable, accrued liabilities and compensation payable	(3,474)	(3,822)
Cash provided by (used in) operating activities	15,829	4,133

Investing Activities
Purchase of investments	(14,565)	(17,517)
Sale of investments	11,265	21,422
Purchase of property and equipment	(323)	(2,811)
Purchase of management contracts	(12,500)	—
Cash provided (used in) investing activities	(16,123)	1,094

Financing Activities
Acquisition of common shares for equity incentive plan	(2,274)	(378)
Acquisition of common shares under normal course issuer bid	(2,024)	—
Issuance of shares under stock options plan	2,504	—
Net advances from loan facility	3,234	16,931
Dividends paid	(10,883)	(11,328)
Cash provided by (used in) financing activities	(9,443)	5,225
Effect of foreign exchange on cash balances	(4,724)	199
Net increase (decrease) in cash and cash equivalents during the period	(14,461)	10,651
Cash and cash equivalents, beginning of the year	54,748	34,637
Cash and cash equivalents, end of the period	40,287	45,288
Cash and cash equivalents:
Cash	36,442	41,335
Short-term deposits	3,845	3,953
	40,287	45,288

The accompanying notes form part of the consolidated financial statements

29

SPROTT INC.NOTES

TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

1	CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with IFRS standards in effect as at June 30, 2020, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the as of December 31, 2019 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2020.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP ("SAM");

•	Sprott Capital Partners LP ("SCP");

•	Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

•	Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;

•	Sprott Resource Lending Corp. ("SRLC");

•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

30

SPROTT INC.NOTES

TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Changes in accounting policies

Change in presentation currency

Effective January 1, 2020, the Company changed its presentation currency from CAD to USD to better reflect the Company's business activities, given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of Tocqueville Asset Management's gold strategies ("the Acquisition").

The Company followed the guidance of IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") and have applied the change retroactively. As a result, the Company has restated prior year comparatives, including the January 1 opening balance sheet as required by IFRS 1 First-Time Adoption of International Financial Reporting Standards ("IFRS 1"). The change in presentation currency had the following effect:

•	Assets and liabilities have been translated at the exchange rate on the respective reporting dates;

•	Equity transactions have been translated at the historical exchange rate at the date of the transaction;

•	The statements of operations has been translated at the average exchange rate on the respective reporting dates;

•	Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

The exchange rates used for prior periods were as follows:

	Dec. 31, 2019	Jun. 30, 2019	Mar. 31, 2019	Jan. 1, 2019
As at reporting date	1.31	1.31	1.34	1.36
Average rate for the 3 month ended	1.32	1.34	1.33	1.32

Contingent consideration

The Acquisition necessitated the recognition of contingent consideration for the amounts payable in cash and shares under the terms of the purchase agreement. The cash settled portion of the contingent consideration has been measured at the closing date fair value, based on management’s estimate of the level of future revenue obtained from the contracts over the contingent consideration measurement period. The equity settled portion of the contingent consideration has been measured at its grant date fair value in accordance with the requirements of IFRS 2 Share-based Payment. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions. As at June 30, 2020, there was no change to the estimate of the contingent consideration.

Other accounting policies

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these consolidated interim financial statements unless otherwise noted.

31

SPROTT INC.NOTES

TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

3	SHORT-TERM INVESTMENTS

 Short-term investments

Primarily consist of equity investments in public and private entities we target through our lending, managed equities and brokerage segments (in thousands $):

	Classification and measurement criteria	June 30, 2020	Dec. 31, 2019

Public equities and share purchase warrants	FVTPL	11,661	10,520
Fixed income securities	FVTPL	1,920	4,220
Private holdings:
- Private investments	FVTPL	1,851	1,864
- Energy contracts	Non-financial instrument	—	891
Total short-term investments		15,432	17,495

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments on the consolidated statements of operations.

4	CO-INVESTMENTS

Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	June 30, 2020	Dec. 31, 2019

Co-investments in funds	FVTPL	61,640	55,595
Total co-investments		61,640	55,595

Gains and losses on co-investments in funds are included in the gain (loss) on investments on the consolidated statements of operations.

32

SPROTT INC.NOTES

TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

5	GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2018	132,251	97,744	34,768	264,763
Additions	—	1,376	—	1,376
Net exchange differences	—	4,350	1,540	5,890
At Dec. 31, 2019	132,251	103,470	36,308	272,029
Additions	—	36,107	—	36,107
Net exchange differences	—	(3,325)	(484)	(3,809)
At Jun. 30, 2020	132,251	136,252	35,824	304,327

Accumulated amortization
At Dec. 31, 2018	(113,102)	—	(23,753)	(136,855)
Amortization charge for the period	—	—	(879)	(879)
Net exchange differences	—	—	(1,068)	(1,068)
At Dec. 31, 2019	(113,102)	—	(25,700)	(138,802)
Amortization charge for the period	—	—	(426)	(426)
Net exchange differences	—	—	—	—
At Jun. 30, 2020	(113,102)	—	(26,126)	(139,228)

Net book value at:
Dec. 31, 2019	19,149	103,470	10,608	133,227
Jun. 30, 2020	19,149	136,252	9,698	165,099

33

SPROTT INC.NOTES

TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Impairment assessment of goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

•	Exchange Listed Products

•	Managed Equities

•	Lending

•	Brokerage

•	Corporate

As at June 30, 2020, the Company had allocated $19.1 million (December 31, 2019 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the quarter, there were no indicators of impairment in either the exchange listed products CGU or the managed equities CGU.

Impairment assessment of indefinite life fund management contracts

As at June 30, 2020, the Company had indefinite life intangibles related to fund management contracts of $136.3 million (December 31, 2019 - $103.5 million). The addition during the year relates to the Acquisition. The cost of the intangible asset was recorded at the fair value of consideration transferred, including contingent consideration (see Note 2) and the acquisition costs directly attributable to the transfer of the management contracts (see Note 6). There were no indicators of impairment as at June 30, 2020.

Impairment assessment of finite life fund management contracts

As at June 30, 2020, the Company had exchange listed fund management contracts within the exchange listed products CGU of $9.7 million (December 31, 2019 - $10.6 million). There were no indicators of impairment as at June 30, 2020.

34

SPROTT INC.NOTES

TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

6	OTHER ASSETS, INCOME AND EXPENSES

Other assets

Consist of the following (in thousands $):

	Jun. 30, 2020	Dec. 31, 2019

Digital gold strategies(1)	17,293	18,913
Fund recoveries and investment receivables	5,270	5,951
Prepaid expenses	3,503	4,355
Other(2)	2,520	2,231
Deferred costs related to the Acquisition(3)	—	1,806
Total Other assets	28,586	33,256

(1)   Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in gain (loss) on investments on the consolidated statements of operations. These investments were reclassified from long-term investments to other assets.

(2)   Other includes miscellaneous third-party receivables.

(3)   Includes legal, proxy and investor relations costs.

Other income

Consist of the following (in thousands $):

	For the three months ended		For the six months ended

	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019

Investment income (1)	285	93	398	170
Total Other income	285	93	398	170

(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses

Consist of the following (in thousands $):

	For the three months ended		For the six months ended

	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019

Costs related to energy assets	—	(4)	798	4
Foreign exchange losses (gains)	1,086	683	(1,128)	1,452
Other (1)	1,807	2,372	2,142	2,633
Total Other expenses	2,893	3,051	1,812	4,089

(1) Includes non-recurring professional fees and transaction costs.

35

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

7	SHAREHOLDERS' EQUITY

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in the financial statements for periods before May 28 reflect retrospective treatment of this share consolidation.

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2018	24,306,233	407,775
Issuance of share capital under dividend reinvestment program	6,151	147
Acquired and cancelled under normal course issuer bid	(74,060)	(1,715)
Issuance of share capital on conversion of RSUs	81,528	1,654
Acquired for equity incentive plan	(182,612)	(4,906)
Released on vesting of equity incentive plan	280,399	4,945
At Dec. 31, 2019	24,417,639	407,900
Shares acquired for equity incentive plan	(122,304)	(2,274)
Issuance of share capital on purchase of management contracts	104,720	2,500
Shares released on vesting of equity incentive plan	10,084	288
Issuance of share capital on exercise of stock options	150,000	5,159
Acquired and canceled under normal course issuer bid	(112,343)	(2,024)
Issuance of share capital on conversion of RSUs and other share based considerations	50,879	976
Issuance of share capital under dividend reinvestment program	3,119	64
At Jun. 30, 2020	24,501,794	412,589

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2018	42,964
Expensing of Stock-based compensation over the vesting period	5,392
Issuance of share capital on conversion of RSUs	(251)
Released on vesting of common shares for equity incentive plan	(4,945)
At Dec. 31, 2019	43,160
Share-based contingent consideration related to the Acquisition	4,879
Released on vesting of common shares for equity incentive plan	(288)
Released on exercise of Stock option plan	(2,655)
Expensing of Stock-based compensation over the vesting period	1,422
Issuance of share capital on conversion of RSUs and other share based considerations	(976)
At Jun. 30, 2020	45,542

36

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued and 150,000 stock options were exercised for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - Nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, Dec. 31, 2018	327,500	25.70
Options exercisable, Dec. 31, 2018	187,500	27.00
Options outstanding, Dec. 31, 2019	327,500	25.70
Options exercisable, Dec. 31, 2019	257,500	26.00
Options exercised during the year	(150,000)	23.30
Options outstanding, Jun. 30, 2020	177,500	27.19
Options exercisable, Jun. 30, 2020	177,500	27.19

Options outstanding and exercisable as at June 30, 2020 are as follows:

Exercise price (CAD $)	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

66.00	15,000	0.4	15,000
23.30	150,000	5.6	150,000
27.30	12,500	5.9	12,500
23.30 to 66.00	177,500	5.2	177,500

37

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 21,648 RSUs granted during the three months ended June 30, 2020 (3 months ended June 30, 2019 - 41,968) and 86,927 RSUs granted during the six months ended June 30, 2020 (six months ended June 30, 2019 - 67,640). The Trust acquired no shares in the three months ended June 30, 2020 (3 months ended June 30, 2019 - 3,226) and 122,304 shares in the six months ended June 30, 2020 (six months ended June 30, 2019 - 16,226 shares).

Number of common shares

Common shares held by the Trust, Dec. 31, 2018	993,225
Acquired	182,612
Released on vesting	(280,399)
Unvested common shares held by the Trust, Dec. 31, 2019	895,438
Acquired	122,304
Released on vesting	(10,084)
Unvested common shares held by the Trust, Jun. 30, 2020	1,007,658

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

	For the three months ended		For the six months ended

	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Stock option plan	—	43	10	100
EPSP / EIP	867	755	1,412	2,397
	867	798	1,422	2,497

38

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the six months ended

	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Numerator (in thousands $):
Net income - basic and diluted	10,492	1,581	11,554	4,428

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,402	25,485	25,397	25,291
Weighted average number of unvested shares purchased by the Trust	(1,004)	(923)	(939)	(923)
Weighted average number of common shares - basic	24,398	24,562	24,458	24,368
Weighted average number of dilutive stock options	163	312	163	312
Weighted average number of unvested shares purchased by the Trust	1,004	923	939	923
Weighted average number of common shares - diluted	25,565	25,797	25,560	25,603

Net income per common share
Basic	$0.43	$0.06	$0.47	$0.18
Diluted	$0.41	$0.06	$0.45	$0.17

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at June 30, 2020, all entities were in compliance with their respective capital requirements.

39

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

8	INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the six months ended

	Jun. 30, 2020	Jun. 30, 2019

Current income tax expense (recovery)
Based on taxable income of the current period	379	87
	379	87
Deferred income tax expense (recovery)
Total deferred income tax expense	3,131	233
Income tax expense reported in the consolidated statements of operations	3,510	320

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the six months ended

	Jun. 30, 2020	Jun. 30, 2019

Income before income taxes	15,064	4,748
Tax calculated at domestic tax rates applicable to profits in the respective countries	4,009	1,277
Tax effects of:
Non-deductible stock-based compensation	136	45
Non-taxable capital (gains) and losses	(524)	(159)
Intangibles	58	43
Other temporary differences not benefited	(22)	(177)
Non-capital losses not benefited previously	—	(801)
Rate differences and other	(147)	92
Tax charge	3,510	320

The weighted average statutory tax rate was 26.6% (June 30, 2019 - 26.9%). The Company has $5 million of capital tax losses from prior years that will begin to expire in 2020. The benefit of these capital losses has not been recognized.

40

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the six months ended June 30, 2020

	Dec. 31, 2019	Recognized in income	Recognized in other comprehensive income	Jun. 30, 2020
Deferred income tax assets
Stock-based compensation	4,056	(688)	(183)	3,185
Non-capital losses	3,432	(1,903)	(135)	1,394
Unrealized losses	910	(387)	(40)	483
Other	247	237	22	506
Total deferred income tax assets	8,645	(2,741)	(336)	5,568

Deferred income tax liabilities
Fund management contracts	7,037	623	(322)	7,338
Other	(249)	(233)	35	(447)
Total deferred income tax liabilities	6,788	390	(287)	6,891
Net deferred income tax assets	1,857	(3,131)	(49)	(1,323)

For the year ended December 31, 2019

	Dec. 31, 2018	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2019
Deferred income tax assets
Other stock-based compensation	3,152	750	154	4,056
Non-capital losses	3,678	(372)	126	3,432
Unrealized losses	283	604	23	910
Other	376	(143)	14	247
Total deferred income tax assets	7,489	839	317	8,645

Deferred income tax liabilities
Fund management contracts	5,364	1,409	264	7,037
Other	94	(339)	(4)	(249)
Total deferred income tax liabilities	5,458	1,070	260	6,788
Net deferred income tax assets	2,031	(231)	57	1,857
41

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

9	FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at June 30, 2020 and December 31, 2019 (in thousands $).

Short-term investments

Jun. 30, 2020	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	7,537	4,124	—	11,661
Fixed income securities	—	1,189	731	1,920
Private holdings	—	—	1,851	1,851
Total net recurring fair value measurements	7,537	5,313	2,582	15,432

Dec. 30, 2019	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	7,537	2,983	—	10,520
Fixed income securities	—	3,454	766	4,220
Private holdings	—	—	1,864	1,864
Total net recurring fair value measurements	7,537	6,437	2,630	16,604

Co-investments

Jun. 30, 2020	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	55,870	5,770	61,640
Total net recurring fair value measurements	—	55,870	5,770	61,640

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	51,065	4,530	55,595
Total net recurring fair value measurements	—	51,065	4,530	55,595

Other Assets

Jun. 30, 2020	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	17,293	17,293
Total net recurring fair value measurements	—	—	17,293	17,293

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	18,913	18,913
Total net recurring fair value measurements	—	—	18,913	18,913

42

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Jun. 30 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Jun. 30, 2020
Private holdings	1,864	—	—	(13)	1,851
Fixed income securities	766	—	—	(35)	731
	2,630	—	—	(48)	2,582

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Private holdings	2,075	34	(43)	(202)	1,864
Fixed income securities	733	—	—	33	766
	2,808	34	(43)	(169)	2,630

Co-investments

	Changes in the fair value of Level 3 measurements - Jun. 30, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Jun. 30, 2020
Co-investments in funds	4,530	1,277	—	(37)	5,770
	4,530	1,277	—	(37)	5,770

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Co-investments in funds	3,574	1,193	—	(237)	4,530
	3,574	1,193	—	(237)	4,530

43

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

Other Assets

	Changes in the fair value of Level 3 measurements - Jun. 30, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Jun. 30, 2020
Digital gold strategies	18,913	500	—	(2,120)	17,293
	18,913	500	—	(2,120)	17,293

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Digital gold strategies	18,285	2,574	—	(1,946)	18,913
	18,285	2,574	—	(1,946)	18,913

During the six months ended June 30, 2020, the Company transferred public equities of $0.5 million (December 31, 2019 - $2.5 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the six months ended June 30, 2020, the Company purchased level 3 investments of $1.8 million (December 31, 2019 - $3.9 million). For the six months ended June 30, 2020, the Company transferred $Nil million (December 31, 2019 - $0.1 million) from Level 3 to Level 1 within the fair value hierarchy.

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation Technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Hedge funds and private equity funds	Fair values are based on the last available Net Asset Value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.9 million (December 31, 2019 - $0.9 million).

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value due to their short term maturity.

44

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

10	DIVIDENDS

The following dividends were declared by the Company during the six months ended June 30, 2020:

Record date	Payment Date	Cash dividend per share (CAD $) (1)	Total dividend amount (in thousands $)
March 9, 2020 - Regular Dividend Q4 2019	March 24, 2020	0.30	5,387
May 19, 2020 - Regular Dividend Q1 2020	June 3, 2020	0.30	5,560
Dividends (2)			10,947

(1) Dividends per share in this MD&A for periods before May 28 reflect retrospective treatment of the 10:1 share consolidation.

(2) Subsequent to quarter-end, on August 6, 2020, a regular dividend of US$0.23 per common share was declared for the quarter ended June 30, 2020. This dividend is payable on September 1, 2020 to shareholders of record at the close of business on August 17, 2020.

11	RISK MANAGEMENT

COVID-19 risk

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

Other risk management activities

All other risk management activities described in the annual audited financial statements are consistent with the consolidated interim financial statements.

45

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

12	SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Managed Equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Lending (reportable), which provides lending activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the three months ended June 30, 2020

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	8,144	11,427	1,725	7,599	1,370	776	31,041
Total expenses	2,515	3,512	2,745	5,058	3,861	1,213	18,904
Income (loss) before income taxes	5,629	7,915	(1,020)	2,541	(2,491)	(437)	12,137
Adjusted base EBITDA	6,388	2,280	1,289	1,547	(2,612)	312	9,204

For the three months ended June 30, 2019

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	5,713	3,094	3,768	3,866	(404)	338	16,375
Total expenses	2,283	1,612	2,291	4,452	2,563	1,932	15,133
Income (loss) before income taxes	3,430	1,482	1,477	(586)	(2,967)	(1,594)	1,242
Adjusted base EBITDA	4,134	789	2,865	174	(2,229)	1,299	7,032
46

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

For the six months ended June 30, 2020

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	15,021	12,979	6,900	12,695	(832)	1,257	48,020
Total expenses	3,449	4,794	2,222	9,994	7,642	4,855	32,956
Income (loss) before income taxes	11,572	8,185	4,678	2,701	(8,474)	(3,598)	15,064
Adjusted base EBITDA	11,670	4,333	3,327	2,500	(5,167)	728	17,391

For the six months ended June 30, 2019

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	11,465	5,474	6,803	8,080	(594)	1,685	32,913
Total expenses	4,463	3,716	3,925	8,949	4,394	2,718	28,165
Income (loss) before income taxes	7,002	1,758	2,878	(869)	(4,988)	(1,033)	4,748
Adjusted base EBITDA	8,419	1,477	5,907	176	(3,501)	1,472	13,950

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the six months ended

	Jun. 30, 2020	June 30, 2019	Jun. 30, 2020	Jun. 30, 2019

Canada	27,290	14,273	41,091	28,064
United States	3,751	2,102	6,929	4,849
	31,041	16,375	48,020	32,913

47

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2020 and 2019

13	LOAN FACILITY

As at June 30, 2020, the Company had $17.9 million (December 31, 2019 - $15.3 million) outstanding on its credit facility, $3.7 million of which is due within 12 months and $14.2 million is due after 12 months (December 31, 2019 - $3.8 million and $11.5 million respectively).

The Company has a 5 year, CAD$90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a CAD$25 million term loan and a CAD$65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In 2019, the Company drew CAD$25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at June 30, 2020, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, CAD$65 million revolver with "bullet maturity" December 31, 2022

•	5-year, CAD$25 million term loan with 5% of principal amortizing quarterly, with the remaining balance maturing on December 31, 2022

Interest Rate

•	Prime rate + 0 bps or;

•	Banker Acceptance Rate + 170 bps

Covenant Terms

•	Minimum AUM: CAD$8.2 billion

•	Debt to EBITDA less than 2.5:1

•	EBITDA to interest expense more than 2.5:1

14	COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there are commitments to make investments in the net investments portfolio of the Company. As at June 30, 2020, the Company had $4.2 million in co-investment commitments from the lending segment (December 31, 2019 - $6.6 million).

48

 Corporate Information

Head Office	Legal Counsel
Sprott Inc.	Stikeman Elliot LLP
Royal Bank Plaza, South Tower	5300 Commerce Court West
200 Bay Street, Suite 2600	199 Bay Street
Toronto, Ontario M5J 2J1, Canada	Toronto, Ontario M5L 1B9
T: 416.943.8099
1.855.943.8099	Auditors
KPMG LLP
Directors & Officers	Bay Adelaide Centre
Ronald Dewhurst, Chairman	333 Bay Street, Suite 4600
Sharon Ranson, FCPA, FCA, Director	Toronto, Ontario M5H 2S5
Rosemary Zigrossi, Director
Graham Birch, Director	Investor Relations
Peter Grosskopf, Chief Executive Officer and Director	Shareholder requests may be directed to
Rick Rule, Director	Investor Relations by e-mail at ir@sprott.com
Whitney George, President	or via telephone at 416.943.8099
Kevin Hibbert, FCPA, FCA, Chief Financial Officer	or toll free at 1.855.943.8099
Arthur Einav, Corporate Secretary
Stock Information
US Transfer Agent and Registrar	Sprott Inc. common shares are traded on the
Continental Stock Transfer & Trust Company	New York Stock Exchange and Toronto Stock
1 State Street 30th Floor	Exchange under the symbol “SII”
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar
TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com

www.sprott.com